July 3, 2009

Amanasu Techno Holdings Corporation
11th Floor 115 East 57th Street
New York NY, 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Amy Geddes

Dear Ms. Geddes
Please accept this letter as our response to your letter of comment, dated July 21, 2008. Your letter contained two comments and we will respond to them in order.

  We have amended our 2008 Form 10-K as requested.
  In deciding not to accrue interest on the $110,000 of shareholder advances we relied on APB 21 and Technical Practice Aid 5220 (issued by the AICPA). Paragraph 2 of APB 21 states "that the opinion applies to receivables and payables which represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates." Since there are no fixed or determinable due dates for the shareholder advances, we concluded that interest imputation was not appropriate. In addition, Technical Practice Aid 5220 indicates that imputed interest is not required on shareholder loans. We do not see any reference to imputed interest on shareholder loans in SAB Topic 5T. We see a reference in Topic 5T to SAB 107, which appears to primarily relate to FAS 123R and share-based payments.
  The chief executive officer of Reraise Corporation has been, and continues to be, a close personal friend of our Chairman. During the quarter ending June 30, 2003, Reraise Corporation agreed to purchase common stock of our company. Before the stock was issued, however, the Reraise asked that the stock not be issued and that its advance payment be refunded. The Company asked for a delay in making the refund, as the Company did not have sufficient available funds to make the refund. The Company excepts to raise additional capital during 2009, at which time this obligation will be repaid.
  The Plaintiff in the law suit had been contracted for services by Amanasu Environment Corporation (a sister company to the Company). When the law suit was instituted, the Plaintiff sought to involve every person or entity that could be identified as having any relationship with the Company that had employed her services, including our company. Although we had no involvement, direct or indirect, in the subject of the law suit, we were made a party to the lawsuit and of the settlement which followed the suit. The settlement was paid by our sister company (the company which had employed the services of the plaintiff). Since our company had no involvement with the subject matter of the law suit, and has no expectation of ever being called upon to make any payment because of the settlement, we made no entry of the law suit or the settlement in our accounting records, except to disclose it in the footnotes to our financial statements.
  Contrary to what may appear in the 2008 filing of Amanasu Environment Corporation, Amanasu Water Corporation did launch its product and had sales during the year 2006. Unfortunately, those sales were somewhat limited because Water experienced significant disagreements with the distributor through which sales were being made. The distributor reneged on many points in the distribution agreement and the arrangement was cancelled during 2007. We have revised the filing to provide information as to the assets and liabilities of Water that we acquired, and we have described the revenues and expenses and the net loss of Water for the year ended December 31, 2008 and the quarter ended March 31, 2009.
  We have amended our 2008 Form 10-K as requested.
  We have revised the certification contained in Exhibit 31 to include the requested information. The certification included as an exhibit to our Form 10-Q for the quarter ended March 31, 2009 has also been revised.
  There is only one event described in Form 8-K of May 5, 2009 that will be immediately recorded in the accounting records: the transaction with BeMax Co Ltd. The contract with BeMax provides for the acquisition of the exclusive worldwide license for 55 patents. Consideration for this acquisition is $516,247, of which $154,874 is due at closing. The $516,247 cost will be accounted for as an intangible asset to be amortized over the ten year estimated life of the patents. The unpaid balance will be recorded as a liability. The value of those patents will be reviewed immediately and at the end of each succeeding year to determine if impairment has occurred.

The agreement with NMJ Co. Ltd. does not require any payment at this time. It merely provides a right to manufacture and sell the Biomonitec Glaze product.

I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,
/s/ Atsushi Maki
Atsushi Maki
Chairman & Chief Executive Officer